Exhibit 99.1

Aurora Mobile Limited Announces Fourth Quarter and Fiscal Year 2023

Unaudited Financial Results

SHENZHEN, CHINA, March 12, 2024 – Aurora Mobile Limited (“Aurora Mobile” or the “Company”) (NASDAQ: JG), a leading provider of customer engagement and marketing technology services in China, today announced its unaudited financial results for the fourth quarter and fiscal year ended December 31, 2023.

Mr. Weidong Luo, Chairman and Chief Executive Officer of Aurora Mobile, commented, “We have seen a great Q4 results driven by growth in top-lines and improvement in operational efficiency.

Firstly, in Q4 of 2023 we have recorded, for the first time in history, consecutive quarters of positive adjusted EBITDA. Secondly, our total revenue grew every single quarter in 2023. Similarly, Developer Subscription revenues also recorded sequential revenue growth in all quarters of 2023. Fourthly, our gross profits also grew in every quarter of 2023. Last but not least, our overseas messaging service platform, EngageLab, continued to expand globally and record great results this quarter.

For our total group revenues, we achieved positive growth of 5% quarter-over-quarter driven mainly by the growth in Developer Services revenues. Subscription Services revenues were RMB48.8 million, up 5% both year-over-year and quarter-over-quarter. This was mainly driven by increases in both ARPU and customer numbers year-over-year and quarter-over-quarter. Within the year 2023, the Subscription Services revenues grew sequentially in all 4 quarters mainly due to the steady increase in ARPU throughout the year. Value-added services revenues were RMB6.8 million, decreased by 60% year-over-year, which was due to reduced demands, but increased by 38% quarter-over-quarter. Vertical applications had a tough quarter where revenue recorded single-digit decline both year-over-year and quarter-over-quarter.

EngageLab business continued to see great growth between the quarters where global customer number grew by more than 70% and cumulative contract value grew by more than 50%. We are very pleased with the growth trajectory and looking forward to more growth going forward.”

Mr. Shan-Nen Bong, Chief Financial Officer of Aurora Mobile, added, “Through our tight expense control, operating expenses have decreased by 36% year-over-year in Q4 of 2023. More importantly, on an annual basis, we managed to reduce our operating expenses by RMB108.0 million, putting us in a great position to achieve better results going forward.

Our AR turnover days quarter-over-quarter improved by a 2 days reduction to 38 days in this quarter. Total Deferred Revenue, which represents cash collected in advance from customers for future contract performance, continued to be at high balance of RMB141.5 million. This is the 8th consecutive quarter where our deferred revenue balance has exceeded RMB130 million. In this quarter, we achieved net operating cash inflow of RMB11.4 million.”

Fourth Quarter 2023 Financial Highlights

•	Revenues were RMB77.4 million (US$10.9 million), a decrease of 11% year-over-year.

•	Cost of revenues was RMB24.1 million (US$3.4 million), a decrease of 11% year-over-year.

•	Gross profit was RMB53.3 million (US$7.5 million), a decrease of 11% year-over-year.

•	Total operating expenses were RMB61.2 million (US$8.6 million), a decrease of 36% year-over-year.

•	Net loss was RMB17.9 million (US$2.5 million), compared with a net loss of RMB31.8 million for the same quarter last year.

•	Net loss attributable to Aurora Mobile Limited’s shareholders was RMB17.9 million (US$2.5 million), compared with a net loss attributable to Aurora Mobile Limited’s shareholders of RMB32.7 million for the same quarter last year.

•	Adjusted net loss (non-GAAP) was RMB1.8 million (US$0.3 million), compared with a RMB6.6 million adjusted net loss for the same quarter last year.

•	Adjusted EBITDA (non-GAAP) was at positive RMB0.1 million (US$21 thousand), compared with a positive RMB0.6 million for the same quarter last year.

Fourth Quarter 2023 Financial Results

Revenues were RMB77.4 million (US$10.9 million), a decrease of 11% from RMB86.9 million in the same quarter of last year, attributable to a 12% decrease in revenue from Developer Services (mainly due to weakness in Value-Added Service revenue) and a 8% decrease in revenue from Vertical Applications.

Cost of revenues was RMB24.1 million (US$3.4 million), a decrease of 11% from RMB27.1 million in the same quarter of last year. The decrease was mainly due to a RMB7.5 million decrease in media cost, and offset by a RMB1.6 million increase in short messaging cost and a RMB2.2 million increase in technical service fee.

Gross profit was RMB53.3 million (US$7.5 million), a decrease of 11% from RMB59.8 million in the same quarter of last year.

Total operating expenses were RMB61.2 million (US$8.6 million), a decrease of 36% from RMB95.4 million in the same quarter of last year.

•	Research and development expenses were RMB27.1 million (US$3.8 million), a decrease of 23% from RMB35.0 million in the same quarter of last year, mainly due to a RMB2.4 million decrease in personnel costs, a RMB5.0 million decrease in bandwidth cost, and a RMB4.6 million decrease in depreciation expense. The impact is partially offset by a RMB5.1 million increase in cloud cost.

•	Sales and marketing expenses were RMB22.1 million (US$3.1 million), a decrease of 10% from RMB24.5 million in the same quarter of last year, mainly due to a RMB3.0 million decrease in personnel costs.

•	General and administrative expenses were RMB12.1 million (US$1.7 million), a decrease of 66% from RMB35.9 million in the same quarter of last year, mainly due to a RMB22.4 million decrease in long-lived assets impairment.

Loss from operations was RMB7.9 million (US$1.1 million), compared with RMB35.6 million in the same quarter of last year.

Net Loss was RMB17.9 million (US$2.5 million), compared with RMB31.8 million in the same quarter of last year.

Adjusted net loss (non-GAAP) was RMB1.8 million (US$0.3 million), compared with RMB6.6 million in the same quarter of last year.

Adjusted EBITDA (non-GAAP) was at positive RMB0.1 million (US$21 thousand) compared with a positive RMB0.6 million for the same quarter of last year.

The cash and cash equivalents and restricted cash were RMB115.0 million (US$16.2 million) as of December 31, 2023 compared with RMB116.3 million as of December 31, 2022.

Fiscal year 2023 Financial Highlights

•	Revenues were RMB290.2 million (US$40.9 million), a decrease of 12% year-over-year.

•	Cost of revenues was RMB90.9 million (US$12.8 million), a decrease of 12% year-over-year.

•	Gross profit was RMB199.3 million (US$28.1 million), a decrease of 12% year-over-year.

•	Total operating expenses were RMB250.2 million (US$35.2 million), a decrease of 30% year-over-year.

•	Net loss was RMB63.9 million (US$9.0 million), compared with a net loss of RMB108.5 million in 2022.

•	Net loss attributable to Aurora Mobile Limited’s shareholders was RMB62.7 million (US$8.8 million), compared with a net loss attributable to Aurora Mobile Limited’s shareholders of RMB107.0 million in 2022.

•	Adjusted net loss (non-GAAP) was RMB20.1 million (US$2.8 million), compared with a RMB56.5 million adjusted net loss in 2022.

•	Adjusted EBITDA (non-GAAP) was at negative RMB7.4 million (US$1.1 million), compared with a negative RMB23.0 million in 2022.

Fiscal year 2023 Financial Results

Revenues were RMB290.2 million (US$40.9 million), a decrease of 12% from RMB328.8 million in 2022, attributable to a 13% decrease in revenue from Developer Services (mainly due to weakness in Value-Added Service revenue) and a 9% decrease in revenue from Vertical Applications.

Cost of revenues was RMB90.9 million (US$12.8 million), a decrease of 12% from RMB103.1 million in 2022. The decrease was mainly due to a RMB30.7 million decrease in media cost, and offset by a RMB5.9 million increase in short message cost, a RMB8.7 million increase in technical service fee and a RMB2.5 million increase in cloud cost.

Gross profit was RMB199.3 million (US$28.1 million), a decrease of 12% from RMB225.8 million in 2022.

Total operating expenses were RMB250.2 million (US$35.2 million), a decrease of 30% from RMB358.2 million in last year.

•	Research and development expenses were RMB121.8 million (US$17.2 million), a decrease of 21% from RMB154.5 million in last year, mainly due to a RMB12.8 million decrease in personnel costs, a RMB12.0 million decrease in bandwidth cost, and a RMB17.0 million decrease in depreciation expense. The impact is partially offset by a RMB11.3 million increase in cloud cost.

•	Sales and marketing expenses were RMB82.7 million (US$11.6 million), a decrease of 16% from RMB98.3 million in last year, mainly due to a RMB17.0 million decrease in personnel costs.

•	General and administrative expenses were RMB45.7 million (US$6.4 million), a decrease of 57% from RMB105.4 million in last year, mainly due to a RMB22.4 million decrease in long-lived assets impairment, a RMB13.0 million decrease in personnel costs, a RMB8.8 million decrease in professional fee, and a one-time RMB7.6 million gain on disposal of property and equipment.

Loss from operations was RMB50.9 million (US$7.2 million), compared with RMB132.4 million in 2022.

Net Loss was RMB63.9 million (US$9.0 million), compared with RMB108.5 million in 2022.

Adjusted net loss (non-GAAP) was RMB20.1 million (US$2.8 million), compared with RMB56.5 million in 2022.

Adjusted EBITDA (non-GAAP) was at negative RMB7.4 million (US$1.1 million) compared with a negative RMB23.0 million in 2022.

Update on Share Repurchase

As of December 31, 2023, the Company had repurchased a total of 187,691 ADS, of which 53,425 ADSs, or around US$121.2 thousand were repurchased during the fourth quarter in 2023. ADS refers to American Depositary Shares, each 3 ADS representing 40 Class A common shares.

The Company’s board of directors has extended its previous share repurchase program and also approved a new program under which the Company may repurchase up to US$5 million of its shares until December 31, 2024. The Company’s proposed repurchases may be made from time to time on the open market at prevailing market prices, in privately negotiated transactions, in block trades and/or through other legally permissible means, depending on market conditions and in accordance with applicable rules and regulations. The Company’s board of directors will review the share repurchase program periodically, and may authorize adjustment of its terms and size. The Company plans to fund repurchases from its existing cash balance.

Conference Call

The Company will host an earnings conference call on Tuesday, March 12, 2024 at 7:30 a.m. U.S. Eastern Time (7:30 p.m. Beijing time on the same day).

All participants must register in advance to join the conference using the link provided below. Please dial in 15 minutes before the call is scheduled to begin. Conference access information will be provided upon registration.

Participant Online Registration: https://register.vevent.com/register/BId10de20d3a844f879ebd944ed635ee57

A live and archived webcast of the conference call will be available on the Investor Relations section of Aurora Mobile’s website at https://ir.jiguang.cn/.

Use of Non-GAAP Financial Measures

In evaluating the business, the Company considers and uses two non-GAAP measures, adjusted net loss and adjusted EBITDA, as a supplemental measure to review and assess its operating performance. The presentation of these non-GAAP financial measures is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with U.S. GAAP. The Company defines adjusted net loss as net loss excluding share-based compensation, reduction in force charges, share of loss from equity method investment, impairment of long-lived assets, impairment of long-term investments and change in fair value of foreign currency swap contract. The Company defines adjusted EBITDA as net loss excluding interest expense, depreciation of property and equipment, amortization of intangible assets, amortization of land use right, income tax expenses/(benefits), share-based compensation, reduction in force charges, share of loss from equity method investment, impairment of long-lived assets, impairment of long-term investments and change in fair value of foreign currency swap contract.

The Company believes that adjusted net loss and adjusted EBITDA help identify underlying trends in its business that could otherwise be distorted by the effect of certain expenses that it includes in loss from operations and net loss.

The Company believes that adjusted net loss and adjusted EBITDA provide useful information about its operating results, enhance the overall understanding of its past performance and future prospects and allow for greater visibility with respect to key metrics used by the management in their financial and operational decision-making.

The non-GAAP financial measures are not defined under U.S. GAAP and are not presented in accordance with U.S. GAAP. The non-GAAP financial measures have limitations as analytical tools. One of the key limitations of using adjusted net loss and adjusted EBITDA is that they do not reflect all items of income and expense that affect the Company’s operations. Further, the non-GAAP financial measures may differ from the non-GAAP information used by other companies, including peer companies, and therefore their comparability may be limited.

The Company compensates for these limitations by reconciling the non-GAAP financial measures to the nearest U.S. GAAP performance measure, all of which should be considered when evaluating the Company’s performance. The Company encourages you to review its financial information in its entirety and not rely on a single financial measure.

Reconciliations of the non-GAAP financial measures to the most comparable U.S. GAAP measure are included at the end of this press release.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “confident” and similar statements. Among other things, the Business Outlook and quotations from management in this announcement, as well as Aurora Mobile’s strategic and operational plans, contain forward-looking statements. Aurora Mobile may also make written or oral forward-looking statements in its reports to the U.S. Securities and Exchange Commission, in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including but not limited to statements about Aurora Mobile’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: Aurora Mobile’s strategies; Aurora Mobile’s future business development, financial condition and results of operations; Aurora Mobile’s ability to attract and retain customers; its ability to develop and effectively market data solutions, and penetrate the existing market for developer services; its ability to transition to the new advertising-driven SAAS business model; its ability to maintain or enhance its brand; the competition with current or future competitors; its ability to continue to gain access to mobile data in the future; the laws and regulations relating to data privacy and protection; general economic and business conditions globally and in China and assumptions underlying or related to any of the foregoing. Further information regarding these and other risks is included in the Company’s filings with the Securities and Exchange Commission. All information provided in this press release and in the attachments is as of the date of the press release, and Aurora Mobile undertakes no duty to update such information, except as required under applicable law.

About Aurora Mobile Limited

Founded in 2011, Aurora Mobile is a leading provider of customer engagement and marketing technology services in China. Since its inception, Aurora Mobile has focused on providing stable and efficient messaging services to enterprises and has grown to be a leading mobile messaging service provider with its first-mover advantage. With the increasing demand for customer reach and marketing growth, Aurora Mobile has developed forward-looking solutions such as Cloud Messaging and Cloud Marketing to help enterprises achieve omnichannel customer reach and interaction, as well as artificial intelligence and big data-driven marketing technology solutions to help enterprises' digital transformation.

For more information, please visit https://ir.jiguang.cn/.

For investor and media inquiries, please contact:

Aurora Mobile Limited

ir@jiguang.cn

Christensen

In China

Ms. Xiaoyan Su

Phone: +86-10-5900-1548

E-mail: Xiaoyan.Su@christensencomms.com

In U.S.

Ms. Linda Bergkamp

Phone: +1-480-614-3004

Email: linda.bergkamp@christensencomms.com

Footnote:

This announcement contains translations of certain RMB amounts into U.S. dollars at specified rates solely for the convenience of the reader. Unless otherwise noted, all translations from RMB to U.S. dollars are made at a rate of RMB7.0999 to US$1.00, the exchange rate set forth in the H.10 statistical release of the Board of Governors of the Federal Reserve System as of December 29, 2023.

AURORA MOBILE LIMITED
UNAUDITED INTERIM CONDENSED CONSOLIDATED INCOME STATEMENTS
(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”), except for number of shares and per share data)

	Three months ended				Twelve months ended
	December 31, 2022	September 30, 2023	December 31, 2023		December 31, 2022	December 31, 2023
	RMB	RMB	RMB	US$	RMB	RMB	US$
Revenues	86,914	74,058	77,410	10,903	328,822	290,232	40,878
Cost of revenues	(27,118)	(21,756)	(24,129)	(3,398)	(103,057)	(90,946)	(12,809)
Gross profit	59,796	52,302	53,281	7,505	225,765	199,286	28,069
Operating expenses
Research and development	(35,009)	(32,797)	(27,085)	(3,815)	(154,476)	(121,806)	(17,156)
Sales and marketing	(24,480)	(21,750)	(22,056)	(3,107)	(98,324)	(82,705)	(11,649)
General and administrative(1)	(35,893)	(5,436)	(12,071)	(1,700)	(105,404)	(45,653)	(6,430)
Total operating expenses	(95,382)	(59,983)	(61,212)	(8,622)	(358,204)	(250,164)	(35,235)
Loss from operations	(35,586)	(7,681)	(7,931)	(1,117)	(132,439)	(50,878)	(7,166)
Foreign exchange gain/(loss), net	847	26	49	7	(2,866)	(18)	(3)
Interest income	406	269	247	35	2,321	1,200	169
Interest expenses	(321)	(209)	(158)	(22)	(3,136)	(808)	(114)
Share of loss from equity method investment	-	-	(450)	(63)	-	(450)	(63)
Other income/ (expenses)	2,308	411	(9,843)	(1,386)	26,318	(13,630)	(1,920)
Change in fair value of structured deposits	7	11	6	1	59	30	4
Change in fair value of foreign currency swap contract	74	-	-	-	838	-	-
Loss before income taxes	(32,265)	(7,173)	(18,080)	(2,545)	(108,905)	(64,554)	(9,093)
Income tax benefits	480	177	136	19	455	642	90
Net loss	(31,785)	(6,996)	(17,944)	(2,526)	(108,450)	(63,912)	(9,003)
Less: net income/(loss) attributable to noncontrolling interests and redeemable noncontrolling interests	871	(225)	(48)	(7)	(1,486)	(1,163)	(164)
Net loss attributable to Aurora Mobile Limited’s shareholders	(32,656)	(6,771)	(17,896)	(2,519)	(106,964)	(62,749)	(8,839)
Net loss attributable to common shareholders	(32,656)	(6,771)	(17,896)	(2,519)	(106,964)	(62,749)	(8,839)
Net loss per share, for Class A and Class B common shares:
Class A and B Common Shares - basic and diluted	(0.41)	(0.08)	(0.23)	(0.03)	(1.35)	(0.79)	(0.11)
Shares used in net loss per share computation:
Class A Common Shares - basic and diluted	62,674,291	62,731,319	62,310,910	62,310,910	62,296,172	62,686,822	62,686,822
Class B Common Shares - basic and diluted	17,000,189	17,000,189	17,000,189	17,000,189	17,000,189	17,000,189	17,000,189
Other comprehensive (loss)/income
Foreign currency translation adjustments	(1,447)	(343)	(721)	(102)	5,853	919	129
Total other comprehensive (loss)/income, net of tax	(1,447)	(343)	(721)	(102)	5,853	919	129
Total comprehensive loss	(33,232)	(7,339)	(18,665)	(2,628)	(102,597)	(62,993)	(8,874)
Less: comprehensive income/(loss) attributable to noncontrolling interests and redeemable noncontrolling interests	871	(225)	(48)	(7)	(1,486)	(1,163)	(164)
Comprehensive loss attributable to Aurora Mobile Limited’s shareholders	(34,103)	(7,114)	(18,617)	(2,621)	(101,111)	(61,830)	(8,710)

(1) Starting from January 1, 2023, the Company adopted Accounting Standards Update (“ASU”) No. 2016-13, Financial Instruments-Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments (“ASU 2016-13”), which requires the measurement and recognition of expected credit losses for financial assets held at amortized cost. ASU 2016-13 replaces the existing incurred loss impairment model with an expected loss methodology, which will result in more timely recognition of credit losses.

AURORA MOBILE LIMITED
UNAUDITED INTERIM CONDENSED CONSOLIDATED BALANCE SHEETS
(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”))

	As of
	December 31, 2022	December 31, 2023
	RMB	RMB	US$
ASSETS
Current assets:
Cash and cash equivalents	116,128	114,521	16,130
Restricted cash	132	486	68
Accounts receivable	29,727	34,344	4,837
Prepayments and other current assets	30,401	20,225	2,849
Amounts due from a related party	255	-	-
Total current assets	176,643	169,576	23,884
Non-current assets:
Long-term investments	141,901	112,912	15,903
Property and equipment, net	14,947	1,433	202
Operating lease right-of-use assets	33,756	4,081	575
Intangible assets, net	23,947	17,941	2,527
Goodwill	37,785	37,785	5,322
Other non-current assets	4,128	5,387	759
Total non-current assets	256,464	179,539	25,288
Total assets	433,107	349,115	49,172

LIABILITIES, REDEEMABLE NONCONTROLLING INTERESTS AND SHAREHOLDERS’ EQUITY
Current liabilities:
Short-term loan	5,000	-	-
Accounts payable	18,169	21,073	2,968
Deferred revenue and customer deposits	138,804	141,518	19,932
Operating lease liabilities	18,133	4,007	564
Accrued liabilities and other current liabilities	75,333	74,682	10,519
Total current liabilities	255,439	241,280	33,983
Non-current liabilities:
Deferred revenue	3,585	-	-
Operating lease liabilities	6,959	629	89
Deferred tax liabilities	4,824	4,166	587
Other non-current liabilities	4,058	563	79
Total non-current liabilities	19,426	5,358	755
Total liabilities	274,865	246,638	34,738
Redeemable noncontrolling interests	30,552	-	-
Shareholders’ equity:
Common shares	50	50	7
Treasury shares	(1,689)	(2,453)	(345)
Additional paid-in capital	1,037,007	1,045,285	147,225
Accumulated deficit	(925,982)	(989,320)	(139,343)
Accumulated other comprehensive income	18,304	19,223	2,708
Total Aurora Mobile Limited’s shareholders’ equity	127,690	72,785	10,252
Noncontrolling interests	-	29,692	4,182
Total shareholders’ equity	127,690	102,477	14,434
Total liabilities, redeemable noncontrolling interests and shareholders’ equity	433,107	349,115	49,172

AURORA MOBILE LIMITED
RECONCILIATION OF GAAP AND NON-GAAP RESULTS
(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”))

	Three months ended				Twelve months ended
	December 31, 2022	September 30, 2023	December 31, 2023		December 31, 2022	December 31, 2023
	RMB	RMB	RMB	US$	RMB	RMB	US$
Reconciliation of Net Loss to Adjusted Net (Loss)/ Income:
Net loss	(31,785)	(6,996)	(17,944)	(2,526)	(108,450)	(63,912)	(9,003)
Add:
Share-based compensation	861	2,848	1,520	214	15,515	11,574	1,630
Reduction in force charges	1,584	619	3,480	490	7,487	5,838	822
Share of loss from equity method investment	-	-	450	63	-	450	63
Impairment of long-term investments	415	5,604	10,655	1,501	7,431	25,919	3,651
Impairment of long-lived assets	22,400	-	-	-	22,400	-	-
Change in fair value of foreign currency swap contract	(74)	-	-	-	(838)	-	-
Adjusted net (loss)/ income	(6,599)	2,075	(1,839)	(258)	(56,455)	(20,131)	(2,837)
Reconciliation of Net Loss to Adjusted EBITDA:
Net loss	(31,785)	(6,996)	(17,944)	(2,526)	(108,450)	(63,912)	(9,003)
Add:
Income tax (benefits)/ expenses	(480)	(177)	(136)	(19)	(455)	(642)	(90)
Interest expenses	321	209	158	22	3,136	808	114
Depreciation of property and equipment	5,517	868	448	63	24,371	5,301	747
Amortization of intangible assets	1,631	1,519	1,509	213	6,043	6,223	876
Amortization of land use right	183	-	-	-	366	994	140
EBITDA	(24,613)	(4,577)	(15,965)	(2,247)	(74,989)	(51,228)	(7,216)
Add:
Share-based compensation	861	2,848	1,520	214	15,515	11,574	1,630
Reduction in force charges	1,584	619	3,480	490	7,487	5,838	822
Share of loss from equity method investment	-	-	450	63	-	450	63
Impairment of long-term investments	415	5,604	10,655	1,501	7,431	25,919	3,651
Impairment of long-lived assets	22,400	-	-	-	22,400	-	-
Change in fair value of foreign currency swap contract	(74)	-	-	-	(838)	-	-
Adjusted EBITDA	573	4,494	140	21	(22,994)	(7,447)	(1,050)

AURORA MOBILE LIMITED
UNAUDITED SAAS BUSINESSES REVENUE
(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”))

	Three months ended				Twelve months ended
	December 31, 2022	September 30, 2023	December 31, 2023		December 31, 2022	December 31, 2023
	RMB	RMB	RMB	US$	RMB	RMB	US$
Developer Services	63,222	51,534	55,581	7,828	235,231	204,652	28,824
Subscription	46,331	46,659	48,830	6,877	160,722	173,523	24,440
Value-Added Services	16,891	4,875	6,751	951	74,509	31,129	4,384
Vertical Applications	23,692	22,524	21,829	3,075	93,591	85,580	12,054
Total Revenue	86,914	74,058	77,410	10,903	328,822	290,232	40,878
Gross Profits	59,796	52,302	53,281	7,505	225,765	199,286	28,069
Gross Margin	68.8%	70.6%	68.8%	68.8%	68.7%	68.7%	68.7%